Arent Fox LLP / Washington, DC / New York, NY / Los Angeles, CA

November 30, 2011 VIA EDGAR AND HAND DELIVERY	Deborah Schwager Froling Attorney 202.857.6075 DIRECT 202.857.6395 FAX froling.deborah@arentfox.com
Ms. Anne Nguyen Parker
Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-7010

Re:	ICON Oil & Gas Fund Amendment No. 1 to Registration Statement on Form S-1, filed November 30, 2011 SEC File No. 333-177051

Dear Ms. Parker:

On behalf of our client, ICON Oil & Gas Fund (the “Registrant”), we are responding to the comments of the Staff of the U.S. Securities and Exchange Commission (the “Staff”) set forth in your letter, dated October 26, 2011, with respect to the Registrant’s above-referenced Registration Statement on Form S-1 filed with the Commission on September 28, 2011 (the “Registration Statement”).  Earlier today, the Registrant filed via EDGAR Amendment No. 1 to the Registration Statement (“Amendment No. 1”) revised to reflect, among other things, changes requested by your comments.  Amendment No. 1 contains the various revisions described below.  For your convenience, we are delivering a courtesy package, which includes four copies of Amendment No. 1, two of which have been marked to show changes from the Registration Statement.

The Staff’s comments are set forth below in bold, followed by the Registrant’s responses to each comment.

General

1.	Where comments on one section also relate to disclosure in another section, please make parallel changes to all affected disclosure. This will eliminate the need for us to repeat similar comments.

Response:  The Registrant will make parallel changes to all affected disclosure.

SMART IN YOUR WORLD®	1050 Connecticut Avenue, NW Washington, DC 20036-5339 T 202.857.6000 F 202.857.6395	1675 Broadway New York, NY 10019-5820 T 212.484.3900 F 212.484.3990	555 West Fifth Street, 48th Floor Los Angeles, CA 90013-1065 T 213.629.7400 F 213.629.7401

Ms. Anne Nguyen
Parker
November 30, 2011
Page 2

2.
If a numbered comment in this letter raises more than one question or lists various items, ensure that you fully respond to each question and item.  Make sure that your letter of response indicates precisely by section name and by page number where in the marked version of the amendment responsive disclosure to each numbered comment and each point may be found.

Response:  The Registrant will specifically indicate where changes and responses to comments may be found.

3.
In the amended registration statement, please fill in all blanks.  For example, and without limitation, we note that Exhibit D is incomplete.  For any blanks that you cannot fill in until a later time, please indicate these with brackets.

Response:  The Registrant will fill in all blanks and those that cannot be filled in until a later time will be indicated with brackets.

4.
Please inform us when the amount of compensation allowable or payable to ICON Securities, Inc. has received clearance by FINRA.  Prior to requesting accelerated effectiveness, please be sure to provide us with a copy of the FINRA no objections letter.

Response:  The Registrant will inform the Staff as to the receipt by ICON Securities Corp. of FINRA’s no objections letter prior to the effectiveness of the Registration Statement and provide a copy to the Staff.

5.
Please submit all material exhibits, including, without limitation, the legality and tax opinions, in order to facilitate our review of your filing.  We will need sufficient time to review these and may have further comment.

Response:  The Registrant will provide all material exhibits, including the legality and tax opinions well in advance of any request for effectiveness to give the Staff sufficient time to review.

6.
Please be advised that the guidelines provided by Securities Act Release 33-6900 on Limited Partnership Reorganizations and Public Offerings of Limited Partnership Interests, as well as Industry Guide 5, are relevant to initial public offerings of limited partnership interests.  We have included specific comments to help you comply with these disclosure requirements.  You should, however, review and revise your filing wherever necessary to be consistent with the disclosure guidelines set forth in the release and the Industry Guide.

Response:  The Registrant notes your comment and will ensure that the Registration Statement complies with Guide 5.

Ms. Anne Nguyen
Parker
November 30, 2011
Page 3

7.
Please tell us how you have complied with Item 19.B. of Industry Guide 5.  Please also provide us with all promotional and sales materials prior to their use.  See Item 19.D. of Industry Guide 5.  Once we receive the materials, we will need sufficient time to complete our review and may have additional comments.

Response:  The Registrant believes that “Further Information – Sales Material” on page 133 in Amendment No. 1 currently complies with Item 19.B. of Industry Guide 5 since no sales materials have yet been prepared.  At such time as additional information relating to the types of sales materials to be prepared and used is available, the Registrant will amend this section to detail such materials in compliance with Item 19.B of Industry Guide 5.  In addition, the Registrant will provide the Staff with all sales materials prior to their use and give the Staff sufficient time to complete its review.

8.
We note your disclosure under “Proposed Activities” that the partnership will enter into a Participation Agreement with Special Energy Corporation with respect to certain prospects in the Hunton limestone formation and in Oklahoma (areas which will generally require fracture treatment for economic production) and that, under the Participation Agreement, “the operator generally has no liability to the partnership for losses sustained or liabilities incurred …” (at page 55).  We also note your disclosure relating to regulation in respect of hydraulic fracturing (at page 62), costs associated with fracturing (at page 63) and the designing of a fracturing program (at page 57).  We further note your disclosure at page 16 under “Risk Factors – Delay in oil or gas production from successful wells …” relating to certain operational risks, including, without limitation, those relating to collapses of casings, blowouts and fires.

We note, however, that your risk factors do not disclose any specific risks associated with hydraulic fracturing, such as the underground migration and the surface spillage or mishandling of fracturing fluids, including chemical additives.  In light of your disclosure that your operators may utilize hydraulic fracturing, please advise us whether you believe your current risk factor disclosure addresses all your material risks or whether there are additional material operational and financial risks stemming from any potential hydraulic fracturing operations that require disclosure hereunder.

Response:  Please see the additional risk factor entitled “If hydraulic fracturing is utilized as part of the drilling operations, the partnership may be subject to costs associated with water disposal requirements and other environmental regulations, as well as potential liability for environmental pollution.” on page 26 of Amendment No. 1.

Ms. Anne Nguyen
Parker
November 30, 2011
Page 4
9.
We note your disclosure throughout that the Investor General Partner Interests may automatically convert upon the “determination by the Managing GP that no further material tax benefits will be realized by the partnership’s Investor General Partners.”  Please expand your disclosure to describe the benefits referenced and how such determination will be made.

Response:  The Registrant has revised the disclosure on pages 2 and 35 under the headings “Prospectus Summary – Description of Interests – Investor General Partner Interests” and “Actions to be Taken by the Managing GP to Reduce Risks of Additional Payments by Investor General Partners – Conversion of Investor General Partner Interests to Limited Partner Interests” to describe how such determination will be made.  The Registrant believes the disclosure regarding the benefits of the conversion related to the lesser liability that a limited partner, rather than a general partner, has in a partnership is already included in the disclosure on pages 2 and 35.

10.
Throughout the prospectus, you have used capitalized terms to signify either specialized meanings that you have attributed to these terms, or subsections of the document.  To the extent you are referring to document subsections, such as “Proposed Activities,” please be sure to provide page numbers where these subsections can be found.  To the extent you are referring to specialized meanings, such as the “Projects,” consider providing the most important definitions in a prominent location such as after the table of contents or as an introduction to the Prospectus Summary.

Response:  The Registrant has added a “Glossary” section on page 134 of Amendment No. 1.  The Registrant believes that including page references in addition to the cross references to sections of the Prospectus will be cumbersome and not add value to the investor.  There is a detailed table of contents in the beginning of the prospectus that lists the pages where the various sections may be found and the disclosures in such sections are relatively concise and clearly delineated by descriptive headings to allow investors to find the information they seek.

Ms. Anne Nguyen
Parker
November 30, 2011
Page 5

11.
We note the following statement on page 41:  “This prospectus relates to the offering of interests in ICON Oil & Gas Fund-A L.P. (the “Interests”) only and all references to ‘the partnership’ herein means ICON Oil & Gas Fund-A L.P.”  Please move this statement to a more prominent place, such as the cover page of the prospectus.  Please also ensure that your document makes clear that this prospectus relates only to ICON Oil & Gas Fund-A L.P.  For example, you should revise the heading of the cover page of the prospectus to reference only ICON Oil & Gas Fund-A L.P. if this prospectus only relates to this fund.  As another example, please clarify that the requirement of a minimum offering of 200 interests for $2,000,000, relates to the ICON Oil & Gas Fund-A L.P.  As currently presented, it is unclear if the minimum is for Fund-A, or for all three limited partnerships (in the aggregate) that may be formed by ICON Oil & Gas Fund L.P.  As another example, revise the sentence that “The partnerships are offering up to 20,000 Interests…” to make it consistent with your concept that “the partnership” means ICON Oil & Gas Fund-A L.P.

Response:  The disclosure throughout the Registration Statement has been revised to clarify that the offering relates to ICON Oil & Gas Fund-A L.P.  The minimum offering amount will be utilized in the offerings of each of the partnerships and the disclosure has been revised to clarify.  See the cover page of the prospectus and page 8 of Amendment No. 1 under the heading “Prospectus Summary – The Offering — Escrow.”

12.
In light of the statement noted above, please tell us the entity that you consider to the registrant of this filing, and which entity (or entities) will have reporting obligations upon effectiveness of this filing.  In this regard, we note that ICON Oil & Gas Fund L.P. is listed as the registrant on the registration cover page, but only ICON Oil & Gas Fund-A L.P, and not ICON Oil & Gas Fund L.P. or Fund-B or Fund-C, has signed the registration statement.  We also note that each of ICON Oil & Gas Fund L.P., ICON Oil & Gas Fund-A L.P., ICON Oil & Gas Fund-B L.P. and ICON Oil & Gas Fund-C L.P. have separate file numbers (333-177051, 333-177051-03, 333-177051-02 and 333-177051-01, respectively), which seems to indicate that you consider each of them to be registrants.  Tell us whether you intend to file separate registration statements for the offerings of each of ICON Oil & Gas Fund-B L.P. and ICON Oil & Gas Fund-C L.P., when they occur.

Response:  The Registrant for this filing is ICON Oil & Gas Fund, a program for which there are three constituent partnerships.  This is the same arrangement that each of Atlas Resources and PDC has used in the past wherein the “program” is essentially a shelf registration for the series of partnerships that are the issuers.  At the time this Registration Statement is declared effective, ICON Oil & Gas Fund-A L.P. will become a reporting entity pursuant to the Securities Exchange Act of 1934, as amended (the “1934 Act”).  Once the Managing GP has determined that ICON Oil & Gas Fund-A L.P. is to be terminated, a post-effective amendment related to such termination, including a prospectus for the offering of interests in ICON Oil & Gas Fund-B L.P. will be filed.  Once such post-effective amendment is declared effective, ICON Oil & Gas Fund-B L.P. will begin its offering and become a reporting entity pursuant to the 1934 Act.  At such time as ICON Oil & Gas Fund-B L.P. is to be terminated, a post-effective amendment related to such termination, including a prospectus for ICON Oil & Gas Fund-C L.P. will be filed.  Once such post-effective amendment is declared effective, ICON Oil & Gas Fund-C L.P. will begin its offering and become a reporting entity pursuant to the 1934 Act.

Ms. Anne Nguyen
Parker
November 30, 2011
Page 6

Prospectus Cover Page

13.	Please clarify when the offering for ICON Oil & Gas Fund-A L.P. will end, and how you will inform investors.

Response:   The offering of Interests in ICON Oil & Gas Fund-A L.P. will be terminated upon the effectiveness of the post-effective amendment terminating its offering.  At the time of effectiveness, the prospectus contained in the registration statement, as amended and supplemented, will disclose an outside termination date for the offering, providing investors notice regarding the end of the offering of ICON Oil & Gas Fund-A L.P.

14.
We note your disclosure in the “Plan of Distribution” section that the partnership will pay sales commissions, including those paid to the dealer-manager, of up to $700 per Interest and a dealer-manager fee of $300 per Interest.  Please provide footnote disclosure to your tabular disclosure to clearly indicate the portions associated with each of such sales commissions and the dealer-manager fees in respect of the items listed under “Sales Commissions and Dealer-Manager Fees.”

Response:  The Registrant has revised the disclosure on the prospectus cover page to revise the heading of the column.  The Registrant does not believe that the breakdown of the 10% sales load is material enough to investors to require inclusion on the cover page of the prospectus.

Prospectus Summary, Page 1

General

15.
We note the statements “The following summary highlights information contained elsewhere in this prospectus.  It does not contain all of the information that an investor may consider important in making its investment decision.”  Although a summary, by its very nature, does not and is not required to contain all of the detailed information that is in the prospectus, it should include all material information.  Please revise these statements accordingly.

Response:  The Registrant has revised the disclosure in the first paragraph on page 1 of the Prospectus Summary.

Ms. Anne Nguyen
Parker
November 30, 2011
Page 7

16.
Please provide an organizational structure chart that depicts your ownership and management structure and organizational structure after giving effect the formation of the partnership and the offering.  Please include in your chart all affiliates of ICON mentioned in this filing.

Response:  The Registrant has included an organizational structure chart on pages 5 and 50 of Amendment No. 1.

17.
Where you discuss the automatic conversion by the Managing GP of Investor General Partner Interests into Limited Partner Interest being dependent upon, among other things, the drilling and completion of all of the partnership’s wells, please provide further details as to the possible timeline.  In this regard, we note your disclosure on page 34 that “If all or the majority of the Interests are sold, then it may take longer for all of the wells to be drilled and completed in that partnership than if fewer Interests were sold and there were fewer wells drilled and completed.  This would delay conversion of the Investor General Partner Interests to Limited Partner Interests because the Managing GP will not convert Investor General Partner Interests to Limited Partner Interests in the partnership until after all of the partnership’s wells have been drilled and completed.”

Response:  Given the “best efforts” nature of this offering, it is impossible to determine a timeline for capital raising and/or drilling wells.  If the offering raises the maximum offering amount, the Managing GP will be able to drill more wells and the larger number of wells is expected to take longer to drill.  If the offering raises less than the maximum offering amount, the number of wells that may be drilled will be less and therefore, drilling is expected be completed sooner.

A possible timeline is very difficult to provide.  The timeline depends on the timing and amount of the Registrant’s capital raising as well as the availability of appropriate projects being sourced by Special Energy Corporation, as well as other operators, as applicable.  The Registrant will generally invest in Projects at such time as the leases are acquired through the completion of the wells.  Once all of the wells within all of the Registrant’s Projects are completed, the Investor General Partner Interests will then be converted to Limited Partner Interests.

Ms. Anne Nguyen
Parker
November 30, 2011
Page 8

The Offering, page 7

18.
We note your disclosure relating to the compensation paid to the Managing GP and/or its affiliates.  Please revise your disclosure to describe what you mean by “competitive rate” in respect of the supervisory fee, operating compensation, gathering fees and marketing fees and the interest rate the Managing GP may charge on loans, in particular in light of your bulleted disclosure under “—Conflicts of Interest” at page 10.  Please also advise us where these terms are memorialized.

Response:  Fees paid to operators will be industry standard fees and will be the result of arms’-length negotiations.  The Managing GP’s fees will also be industry standard fees but will not be based upon arms’-length negotiations.  For operator’s and Managing GP’s fees, the Registrant will rely upon guidance by its expert management team to determine competitive market rates for such services.  Please see the disclosures on pages 38 through 44 of Amendment No. 1 under the heading “Compensation.”

Risk Factors, page 12

General

19.
Please eliminate text which mitigates the risks you present, including some of the clauses that precede or follow “although,” “while” or “however.”  Similarly, please state the risks plainly and directly, eliminating “no assurance” and “cannot assure” type language.  For example, and without limitation, we note your disclosure in the second and third paragraphs at page 13 under “—Adverse events in marketing the partnership’s natural gas …”

Response:  Please see the changes to the “Risk Factors” section on pages 13, 14, 22 and 27 of Amendment No. 1.

20.
As appropriate, please ensure that each risk factor does not asset multiple risks that should be set forth in individual risk factors.  For example, and without limitation, we note the risk factor at page 13 beginning “—Adverse events in marking the partnership’s natural gas …” contains risks associated with, among others, creditors’ rights and contract pricing.

Response:  Please see the changes to the “Risk Factors” section on pages 20 through 22 of Amendment No. 1.

Ms. Anne Nguyen
Parker
November 30, 2011
Page 9

21.
Similarly, please eliminate any duplicative risk factors.  For example, and without limitation, it appears the risks asserted at pages 28 and 30 under “—Any adjustment to the partnership’s tax return as a result of an audit by the IRS…” and “—The partnership’s deductions may be challenged by the IRS,” respectively, are the same.

Response:  The Registrant has eliminated the risk factor on page 28 entitled “Any adjustment to the partnership’s tax return as a result of an audit by the IRS may result in adjustment to your tax return.”

The Managing GP may not devote the necessary time …, page 25

22.
Please revise your disclosure to quantify in percentage form the amount of time the Managing GP will devote to your operations here and at page 69 under “Conflicts of Interest—Conflicts regarding other Activities…”

Response:  It is impossible to quantify in percentage form the amount of time the Managing GP will devote to the operations of the Registrant.  Please see the discussion of the Managing GP’s allocation of time to the Registrant on page 69 of Amendment No. 1, which highlights the fiduciary duty the Managing GP has to the Registrant in determining the allocation of its time, services and other functions to the Registrant.

Sources of Funds and Estimated Use of Proceeds, page 36

23.
Please explain in better detail how you arrived at the numbers found in the statement that “the total amount available to the partnership will not be less than approximately $2,017,000 if 200 Interests are sold and not less than approximately $201,700,000 if 20,000 Interests are sold.”

Response:  The disclosure on pages 36 and 37 have been revised to clarify the sources of funds and the estimated use of offering proceeds.

24.
We note the line item “Total Partnership Capital” found in the table on page 37, as well as discussion in this section of total amount available to the partnership.  Please reconcile this information with the information found elsewhere, including in the table on the cover page, that the minimum offering proceeds to you will be $1,800,000 and the maximum offering proceeds to you will be $180,000,000.

Response:  Total Partnership Capital as disclosed on page 37 of Amendment No. 1 is a reference to the total amount of offering proceeds available for investment.  The total amount available to the partnership of $1,717,000 and $171,700,000 on page 36 of Amendment No. 1 includes the capital contribution by the Managing GP of 1% of the offering proceeds (net of O&O Costs and the management fee).

Ms. Anne Nguyen
Parker
November 30, 2011
Page 10

25.
We note that either you will pay selling dealers a sales commission of up to $700 per Interest sold, or that your pricing to the Managing GP, selling dealers and registered investment advisors will be discounted to reflect fees that will not be paid.  We also note the disclosure in the Plan of Distribution section that one of the Managing GP’s affiliates, ICON Investments, is the dealer-manager of this offering and will be receiving non-accountable dealer-manager fees equal to $300 per Interest in the offering.  Please be sure these items are reflected, either as separate entries or as footnotes, in the table on page 37.

Response:  The aggregate of the Dealer-Manager Fee, Sales Commissions and Bona Fide Due Diligence Expense Reimbursements, the O&O Costs and the Management Fee is equal to 15%.  The breakout of these fees is contained on pages 38 and 39 under “Compensation—Compensation Related to the Organization of the Partnership and the Offering of Interests.”  The Registrant will have the gross offering proceeds minus these fees to invest in Projects.  Investors will pay the 15% of the gross offering proceeds regardless of the breakdown of those fees, as any savings in O&O Costs will paid to the Managing GP as part of the Management Fee.

26.
We refer you to Industry Guide 4 of the Securities Act of 1933.  Consistent with the guidance set forth in Section 1 thereof, please provide the information required with respect to the application of proceeds, including, without limitation, the proposed estimated percentages of the minimum dollar amount that would be used for financing exploratory wells, drilling of development wells and purchase of producing properties.  If you believe this information is already provided, please direct us to the appropriate table for each of these items.

Response:  Approximately 85% of the offering proceeds will be used to finance the Registrant’s principal activity, the drilling of development wells.  While the Registrant is not restricted from financing exploratory wells or purchasing producing properties, the Registrant does not intend to finance exploratory wells and the purchase of producing properties is not expected to comprise a significant portion of its portfolio of investments.  The Estimated Use of Offering Proceeds table has been revised to clarify this information.

Ms. Anne Nguyen
Parker
November 30, 2011
Page 11

27.
It appears from your disclosure elsewhere that the partnership will be involved with, and may acquire, multiple Projects and that the scale of your involvement will be dependent in part on the amount of proceeds obtained from this offering.  Please revise your table to address the impact upon your ability to invest in or acquire multiple Projects if you sell less than the maximum offering.

Response:  Please see the risk factor entitled “The ability to spread the risks of drilling among a number of wells will be reduced if less than the maximum offering proceeds are received and fewer wells are drilled” contained on page 15 of Amendment No. 1.  It is impossible to determine the numerical impact upon the Registrant’s ability to invest in or acquire multiple Projects if it sells less than the maximum offering amount.

28.	Please provide columns addressing the use of proceeds if you reach only the midpoint of the offering.

Response:  Please see the revised disclosure to include the midpoint of the maximum offering amount contained on page 37 of Amendment No. 1.

Compensation, page 38

29.
Please ensure that you have provided all the information required by Item 4 of Industry Guide 5.  For example, please provide summary tabular presentation of the compensation and fees to the Managing GP and its affiliates.

Response:  The disclosure has been revised.  Please see pages 38 through 44 of Amendment No. 1.

30.	In this section, please define and disclose what constitutes O&O costs.

Response:  The disclosure has been revised.  Please see footnote No. 2 on page 39 of Amendment No. 1.

Ms. Anne Nguyen
Parker
November 30, 2011
Page 12

31.
Please revise your disclosure to discuss whether you will enter into participation or similar agreements with the Managing GP or its affiliates in respect of the operation of the wells.  If so, please also discuss whether the compensation scheme would change as a result.  In this regard, and for example only, we note that both the Managing GP and well operator would be paid a supervisory fee.

Response:  The Registrant has revised the disclosure on page 43 of Amendment No. 1 under the heading “Compensation – Compensation to Each Operator – Operator Fee and Reimbursement of Direct Costs” to clarify that it will only enter into participation or similar agreements with unaffiliated operators.

Prior Activities, page 45

32.	We note that you have not provided prior performance disclosure with respect to the Managing GP. Please provide your analysis as to how you have complied with Item 8 of Industry Guide 5.

Response:  The Managing GP has never sponsored an oil and gas program and therefore there is no prior performance information to include.  In addition, while Special Energy Corporation is an oil and gas operating company, it has also not sponsored any type of oil and gas drilling program in the past.  Therefore, there is no information pursuant to Item 8 of Industry Guide 5 to be included in the Registration Statement. Please see “Risk Factors — Risks Related to an Investment in the Partnership — The partnership has limited prior operating history, no established financing sources and this is the first oil and gas program sponsored by the Managing GP and its affiliates,” on page 13 of Amendment No. 1.

33.	Please provide the disclosure required by Item 13(2) of Industry Guide 4 for each of Special Energy and the Managing GP.

Response:  Please note the response to Comment No. 32 above.  In addition, please note that the disclosure on page 49 under the heading “Prior Activities” provides the information regarding Special Energy Corporation’s projects’ prior performance.

34.	Please define and explain what constitutes D&C costs, as set forth in the table on page 45.

Response:  Please see the disclosure on page 49 of Amendment No. 1 regarding the definition of D&C costs.

Ms. Anne Nguyen
Parker
November 30, 2011
Page 13

Management, page 46

35.
For each director, please briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as your director.  See Item 401(e) of Regulation S-K.

Response:  The Registrant is a limited partnership and does not have any directors.  The Registrant has provided the biographical information required by Item 401 of Regulation S-K for the executive officers of the Managing GP.

36.
In view of the Managing GP’s involvement with other similar partnerships, please quantify the amount of time each officer will devote to the partnerships as well as to indicate the number of other partnerships to which the Managing GP is the managing general partner.

Response:  It is impossible to quantify in percentage form the amount of time each officer of the Managing GP will devote to the operations of the Registrant.  Please see the discussion of the Managing GP’s allocation of time to the Registrant on page 73 of Amendment No. 1 which highlights the fiduciary duty the Managing GP, and its officers, has to the Registrant in determining the allocation of its time, services and other functions to the Registrant.

Exhibits and Financial Statement Schedules, page II-2

37.	Please provide the basis for not filing the administration agreement with ICON Capital.

Response:  The Registrant does not believe that the administration agreement with ICON Capital is material to investors in the Registrant as it merely provides for offices, investor relations and administrative support rather than the actual operations of the Registrant.

*       *      *      *

Ms. Anne Nguyen
Parker
November 30, 2011
Page 14

If you have any questions, please feel free to call me at (202) 857-6075 or Joel S. Kress, Executive Vice President, of ICON Oil & Gas GP, LLC at (212) 418-4711.

Sincerely,

/s/ Deborah Schwager Froling

Deborah Schwager Froling

Enclosures

cc:	Joel S. Kress, ICON Oil & Gas GP, LLC (w/o enclosures)